DENTALSERV.COM
P.O. Box 741, Bellevue, Washington 98009

August 2, 2006

BY EDGAR

Attention: Goldie B. Walker & John D. Reynolds

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 0405

Dear Ms. Walker and Mr. Reynolds,

Re: DentalServ.Com - Form 10-SB - File No. 000-52077

DentalServ.Com (the "Registrant") hereby acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that staff comment or changes in response to staff comments in the disclosure of the Registrant do not foreclose the Commission from taking any action with respect to the filing. The Registrant also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

DENTALSERV.COM

/s/ Harry Miller

Harry Miller
Chairman, C.E.O. and Director